Cadence Design Systems, Inc. 2655 Seely Avenue, Building 5 San Jose, CA 95134

July 10, 2015
VIA EDGAR AND MESSENGER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Craig D. Wilson, Sr. Asst. Chief Accountant

Re:	Cadence Design Systems, Inc.
Form 10-K for Fiscal Year Ended January 3, 2015
Filed February 20, 2015
Form 8-K Filed April 27, 2015
File No. 000-15867
Dear Mr. Wilson:
On behalf of Cadence Design Systems, Inc. (“Cadence,” “we” or “our”), this letter responds to your letter dated June 29, 2015 (the “Comment Letter”) regarding Cadence’s Form 10-K for the fiscal year ended January 3, 2015 filed on February 20, 2015 (the “Form 10-K”) and Form 8-K filed on April 27, 2015 (the “Form 8-K”). Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of Cadence is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) from the Comment Letter appearing in bold type.
This letter is being filed with the Commission on EDGAR supplementally as correspondence and a complete copy of this letter in paper format is also being forwarded by courier.

Form 10-K for the Fiscal Year Ended January 3, 2015
Exhibit 23.01

1.
We note that the auditor’s consent references an audit report dated February 17, 2015; however, the actual date of the audit report included in the filing is February 19, 2015. Please amend to include a revised consent that refers to the correct report.

We have received a revised consent from our auditor, KPMG LLP, which refers to their report dated February 19, 2015. We have filed the revised consent Exhibit 23.01 in an exhibit-only amendment to our Form 10-K on July 10, 2015.

Form 8-K filed April 27, 2015
Exhibit 99.01
Supplemental Reconciliation of Certain GAAP to Non-GAAP Measures

2.
We note that you present full non-GAAP income statements which may attach undue prominence to the non-GAAP information. Please confirm to us that in future filings you will either revise or remove this presentation with consideration for the guidance set forth in Compliance and Disclosure Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We respectfully acknowledge the Staff’s comment. We have carefully considered the guidance set forth in Compliance and Disclosure Interpretation 102.10 in our presentation of the financial statement schedules to our earnings release. While we understand that presentation of a full non-GAAP income statement may not be appropriate if it places undue prominence on the non-GAAP information, we do not believe that our presentation of our non-GAAP reconciliation information places undue prominence on the non-GAAP information. A full presentation of our GAAP results on a stand-alone basis precedes our non-GAAP reconciliations, giving the GAAP presentation greater prominence than any non-GAAP information. In each of our presentations of reconciliations of GAAP to non-GAAP measures, we present the GAAP measure first. We also clearly label GAAP vs. non-GAAP information.

Based on discussions with our investors and other users of our financial statements, we believe that users of our financial statements find the current presentation of our GAAP and non-GAAP results in our earnings releases to be informative, useful and transparent because it provides all users of financial statements the same information that management and analysts use in their analysis of our performance. In particular, analysts’ financial models of Cadence are based in large part on information derived from our non-GAAP measures. When we have provided less detail on our non-GAAP measures, we have found that analysts attempt to recreate or extrapolate the omitted information for themselves, which often results in errors, diversity in practice and/or reduced transparency. We believe that all investors benefit from having ready access to this information in a complete and transparent presentation, eliminating the need for extrapolation and guesswork for the analysis of our performance and the development of financial models in the manner we know that financial analysts employ.
While we believe our presentation complies with Compliance and Disclosure Interpretation 102.10, it is our goal to continually enhance disclosures and be responsive to the Staff’s comments and concerns. To that end, in future presentations of this information, we would propose to make the following modifications:

•	we would present the revenue mix by geography and revenue mix by product group before any of our GAAP to non-GAAP reconciliation information;

•	in order to further emphasize the GAAP reported information in the reconciliation tables, we would present GAAP measures in bold text, and

•
we would add a footnote to each GAAP to non-GAAP reconciliation table as follows: “The non-GAAP measures presented in the table above should not be considered a substitute for financial results and measures determined or calculated in accordance with GAAP.”

* * * * * * * * * * *
In connection with responding to the Staff’s comments and as requested by the Staff, Cadence acknowledges the following:

•	Cadence is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cadence may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As always, Cadence is available to discuss further its responses to the Staff's comments. If you have any questions or comments regarding the foregoing, please let us know.

Very truly yours,

/s/ Geoffrey G. Ribar
Geoffrey G. Ribar
Senior Vice President and Chief Financial Officer
Cadence Design Systems, Inc.

Enclosure(s)

cc:	David Edgar, Staff Accountant, Securities and Exchange Commission
Melissa Kindelan, Staff Accountant, Securities and Exchange Commission
James J. Cowie, Cadence Design Systems, Inc.
Stewart McDowell, Gibson, Dunn & Crutcher LLP

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